August 5, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief Jennifer Fugario, Staff Accountant Matthew Crispino, Staff Attorney

Re:	Diebold, Incorporated Annual Report on Form 10-K for the fiscal year ended
December 31, 2010
Filed February 22, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2011
File Number 001-04879

Ladies and Gentlemen:

Diebold, Incorporated, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 1, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2010, filed February 22, 2011 and Proxy Statement on Schedule 14A.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond within 23 business days, or on or before September 1, 2011. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (330) 490-5545.

Sincerely,

/s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President and
Chief Financial Officer